SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 3, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	August 3, 2006

TAM reintegrates Airbus A330

Three subleased aircraft subleased will be reintegrated to TAM’s operational fleet

São Paulo, August 3, 2006 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil’s largest airline company, will receive in devolution until October three aircraft Airbus A330 that were subleased to an airline company in the Middle East. The aircraft will be integrated to the Company’s fleet for the intercontinental flights.

Last week of July, the first aircraft returned and after ANAC’s (National Agency of Civil Aviation) inspection, it was reintegrated yesterday to TAM’s network. The second aircraft is expected by the end of this month and will be used to the daily night flights from Guarulhos, in São Paulo, to New York (U.S.A.), beginning September 1st. The third aircraft will reintegrate TAM’s fleet in October and will operate the daily flight to London as of October 28th. The Company’s fleet is currently composed by 88 aircraft, from which 66 models are Airbus: 13 A319, 43 A320 and 10 A330 (including the three subleased returning to the Company). TAM expects its fleet to achieve a minimum of 96 airplanes at the end of 2006 and 107 at the end of 2007.

TAM’s fleet plan includes the delivery of the remaining 28 A320 family aircraft contracted from Airbus in June 2005 with the option of another 20 aircraft. Additionally, last June the company announced the signing of a MOU with the manufacturer for the acquisition of another 37 Airbus aircraft – 15 A319, 16 A320 and 6 A330, with deliveries scheduled until 2010, the same period for receiving the 28 aircraft remaining from the previous contract. TAM’s strategical plan foresees an operational fleet of 127 Airbus aircraft by the end of 2010.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than two years, and held a 47.6% domestic market share and 37.9% international market share at the end of June 2006. TAM operates regular flights to 47 destinations throughout Brazil. It serves 72 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.